MANAGEMENT’S DISCUSSION & ANALYSIS

2006 THIRD QUARTER

Introduction
This MD&A has been prepared by management and approved by the Board of Directors. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited interim consolidated financial statements of the Company and notes thereto for the quarter ended September 30, 2006. This information supplements, but does not form part of those financial statements. This discussion covers the quarter and the subsequent period up to the date of the filing of this MD&A.  All dollar amounts are stated in United States dollars.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company’s mineral properties in Mali and Eritrea; planned exploration and development activities; the adequacy of the Company’s financial resources; financial projections, including, but not limited to, estimates of operating costs, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value and internal rates of return; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed and what mineralization may be extracted and processed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

General

Nevsun owns and operates the Tabakoto Mine in Mali, West Africa.  The mine has been developed within a combined 83 sq km mining license land package that not only contains the Tabakoto deposit but also contains the Segala deposit as well as a number of gold exploration targets. The exploration targets may provide production growth opportunities for the Tabakoto plant.

The Company’s operations also consist of the exploration and development of mineral properties in Eritrea, Northeast Africa.  Nevsun continues to advance its Eritrean Bisha project with publication of the feasibility results on October 12, 2006.  The Social and Environmental Impact Assessment (SEIA) continues to progress and is expected to be completed in January 2007.

Mining Operations

Tabakoto – Mali

The Company operates an open pit gold mine and processing plant at Tabakoto.  Commissioning of the milling section of the process plant was completed in April 2006 and commissioning of the three stage crushing plant was completed in July 2006.  The scheduled life of mine production rate averages approximately 100,000 ounces of gold per year at a processing rate of 2,000 tonnes per day.  The mine has not yet, on a consistent basis, achieved this planned processing rate.  The Company now expects to produce in excess of 40,000 ounces during the 2006 fiscal year.

The first gold pour was made at Tabakoto in late March and the first gold shipment was made in mid-May.  The date of the first gold shipment is considered by the Malian government to be the start of operations and accordingly the Company has adopted the same trigger date for purposes of profit and loss measurement.

During the third quarter Tabakoto produced approximately 12,300 ounces, of which 5,749 was produced in August, in line with the planned schedule for August. Tabakoto experienced weather related difficulties in September which adversely affected crushing and milling activities.  Operations were not cash positive in September as originally expected due to throughput and grade issues.  While grade improved with depth, through September, Tabakoto did not achieve projected production levels.  If Tabakoto had produced the budgeted ounces in Q3, costs per ounce would have been approximately half the amounts listed for Q3 in the table below.

Due to poor operating results to date, the Company is currently reviewing all components of its Mali operations going forward, including the geological model, mine plan, operating costs and the optimum timing bringing the neighbouring Segala into operation.  This work is expected to be finished in Q1 2007.

All of the Tabakoto future production remains unhedged.  As a result, the Company continues to enjoy full exposure to the benefits of high gold prices.  The weighted average realized price per ounce for the quarter was $621.  Costs per ounce are significantly higher due to much lower than forecast output of ounces. October results have been stronger, with production reaching approximately 6,000 ounces.

	2006 Q1	2006 Q2 ( pre-prod’n)	2006 Q2 (prod’n)	2006 Q3 (prod’n
Key Operating Statistics(1)
Gold production (ounces)	nil	nil	10,350	12,039
Gold sold (ounces)	nil	nil	9,574	11,360
Realized price per ounce (2)	nil	nil	$621	$621

Total cash costs(3)	3,555,217	1,575,807	3,831,812	9,883,124
Total production costs(4)	3,555,217	1,575,807	6,521,820	12,220,910
Cash cost per ounce(3)			$361	$821
Production cost per ounce(4)			$630	$1,015

Other
tonnes to mill			162,147	143,462
Average grade (grams per tonne)			1.99	2.96
Average recovery rate			94%	94%

1 As 2006 is Nevsun’s first year of production, there are no comparative figures for previous year periods

2 Per ounce weighted average, before Government 6% royalty

3 Total cash costs are calculated in accordance with the Gold Institute Production Cost Standard

4 Includes total cash costs plus amortization and accretion

Production costs include all mining expenses for the quarter.  As discussed in the Company’s previous quarterly financial statements, the Company decided on the early adoption of EIC 160 “Stripping Costs Incurred in the Production Phase of a Mining Operation”.

Mining of the Tabakoto open pit commenced in late 2005 and to date has a scheduled production life of 5 years, followed by an additional 4 years of mining the Segala open pit on the adjoining Segala concession. The Segala deposit is approximately 5 km from the Tabakoto infrastructure.  The Tabakoto and Segala gold combined reserves prior to production totaled 949,000 ounces.

The Tabakoto deposit has been drilled to a depth of approximately 600m. The Tabakoto open pit reserves have been defined for a pit with an ultimate depth of 205m. An underground pre-feasibility study was conducted in 2000 to investigate the potential for future underground mining below the Tabakoto open pit. It is intended to re-evaluate the underground potential at Tabakoto during 2007. This will allow a live mining model to be fully compared to a current geological model for future optimization studies.

Development Project

Bisha – Eritrea

On October 12, 2006, the Company released its feasibility study results for the Bisha project in Eritrea.  Management believes the results of the study demonstrate that Bisha is a world-class mining project.  AMEC Americas Ltd., based in Vancouver, Canada, performed the feasibility work.  The 43-101 compliant Technical Report will be filed on SEDAR on or before November 17 2006.

Bisha is a high grade gold, silver and base metal-rich volcanogenic massive sulphide (VMS) deposit. The feasibility study indicates that the ore can be mined and processed using industry standard technology. The study indicates that the existing road infrastructure in Eritrea will be suitable for the project. Project infrastructure development will require construction of a power plant at the project site and construction of a concentrate storage and loadout facility at the port of Massawa, Eritrea.

Highlights of Feasibility Study:

Metal Production (Life of Mine)

-

1.06 million oz gold

(all payable)

-

747 million lb copper

-

1,092 million lb zinc

-

10 million oz silver

Production Schedule

- +10 years open pit mine modeled at 2 Mt/year of ore production

-

years 1 and 2, average 447,000 oz Au per year

- years 3 to 5 average 173 million lb Cu per year plus precious metal credits

-

years 6 to 10 average 218 million lb Zn plus 39 million lb Cu per year plus precious metal credits

Base Case Financial Analysis (after tax):

Rate of Return

- 26% (Au $435/oz Cu $1.44/lb prior to 2015 and $1.28 thereafter, Zn$0.57/lb, Ag $6.50/oz)

NPV (0% discount)

-

$356 million

NPV (10% discount)

-

$135 million

Payback

-

2.6 years    (pre-production capital payback)

Capital Cost Estimate

-

$196 million pre-production

Expansion Capital Estimate

-

$61 million + $31 million in two phases, funded from

                                                        operations

Operating Costs

-

$31.64/tonne ore milled through life of mine

All metal prices used for the base case analysis were independently developed and provided to AMEC by a recognized independent minerals marketing consultant.

Recent Prices Case Financial Analysis (after tax):

Utilizing recent metal prices over life of mine (Au $600/oz, Cu $3.40/lb, Zn $1.50/lb, Ag $11/oz)

Rate of Return

-

62%

NPV (0% discount)

-

$1,857 million

NPV (10% discount)

-

$853 million

Payback

-

1.5 years    (pre-production capital payback)

As can be seen from the highlights above, the project has a strong financial return. The following is an abbreviated executive summary in advance of release of the full feasibility study.

Location and Access

Bisha is located in a sparsely populated area of western Eritrea, approximately 40 km from the nearest regional town of Akurdet and 150 km from the capital city of Asmara. The major port city of Massawa is approximately 340 km by road, which can be accessed in less than 8 hours.

The Deposit

The Bisha deposit is configured in three distinct layered zones – a 35m thick surface oxide zone having a high gold and silver content immediately overlying a 30m thick copper enriched supergene zone which itself overlies a primary sulphide zone containing both zinc and copper. Significant byproduct gold and silver are recoverable from both the supergene and primary ores.

A full description of the Bisha mineral resource and metallurgy may be found in the Company’s news releases dated January 10, 2006 and July 17, 2006, respectively. News releases can be found on the Company’s web site (www.nevsun.com) as well as on Sedar at www.sedar.com and EDGAR at www.sec.gov/edgar/searchedgar.

Mineral Reserves

A full description of the Bisha mineral reserves may be found in the Company’s news release dated October 5, 2006.  The following is a summary of the fully diluted proven and probable reserve with grades for each metal in each ore type.

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Oxide	4,016,000	7.99	32.85	-	-
Supergene	6,350,000	0.83	35.98	4.40	-
Primary	9,713,000	0.76	54.00	1.14	7.21
Total	20,079,000

Processing
Processing of the three ore types will utilize a common crushing and SAG/ball grinding circuit, but will require three different extraction and processing circuits. After grinding, gold and silver will be extracted from the oxide ore by conventional cyanide leaching and recovered by the carbon in pulp process. Later in the project the supergene and primary ores will be processed by a conventional flotation process to recover copper and zinc as concentrates for direct sale to smelters. The tailing systems will be common for all three ore types.

The feasibility study envisages the mining and processing of each zone in succession starting with the surface oxide zone.  Before the oxide ore is exhausted the copper flotation process equipment will be installed and commissioned so that a smooth transition can be made from oxide ore to the supergene ore treatment.  Similarly, before the supergene ore is exhausted, the additional flotation equipment required to recover the zinc from the primary ore will be installed and commissioned to permit a smooth transition from supergene to primary ore. No interruption to production is anticipated or required when transitioning from one ore type to another.

In the first two years of production, gold and silver will be extracted together.  Production of copper concentrate will begin with a minor amount in Year 2, significant quantities for Years 3 to 5, and smaller quantities in Years 6 to 10.  Zinc concentrate production occurs only in Years 6 to 10.

Capital Costs

Pre-production Capital Costs (millions $):
Pre-strip mining and mining equipment	$23
Oxide ore processing facilities	$45
Site development, utilities, and facilities	$31
Tailings facilities	$10
Freight, temp facilities, etc	$22
Engineering procurement & construction management	$22
Subtotal	$153
Owner’s costs, staff, overheads, etc	$13
Working capital	$12
Contingency	$18
TOTAL	$196

Future Capital Costs for Supergene and Primary Ores (millions $):

Copper flotation plant and port facilities	$61	Funded from cash flow
Zinc flotation plant and expanded port facilities	$31	Funded from cash flow
TOTAL	$92

Operating Costs

Life of Mine Operating Costs :
Mining	$135 M	21%	$ 6.75 /t
Process	$365 M	58%	$ 18.17 /t
G&A (incl. royalties)	$135 M	21%	$ 6.72 /t
Total	$635 M	100%	$ 31.64 /t (including fuel & power of $236M; $11.75 /t)

Summary of Production, Costs and After Tax Cash Flow

	Years	1	2	3	4	5	6	7	8	9	10
Project phase:	Construction	Oxide		Supergene		Primary
Gold Production
Thousands of ounces		471	424	See note 2 below
Cost/oz ($) (note 1)		150	150
Copper Production
Millions of pounds				176	163	184	57	40	39	43	45
Cost/lb Cu ($) (note 3)				0.25	0.27	0.26	See note 4 below
Zinc Production
Millions of pounds							174	241	225	216	236
Cost/lb – see note 4 below							See note 4 below

	Years	1	2	3	4	5	6	7	8	9	10
Base Case :
(Au $435/oz, Cu $1.44/lb prior to 2015 and $1.28 thereafter, Zn $0.57/lb, Ag $6.50/oz)
After tax cash flow (millions $)		94	98	94	96	87	30	29	24	32	48
Less capital expenditure	(196)	(6)	(50)	(5)	(28)		(3)

Recent commodity prices :
(Au $600/oz, Cu $3.40/lb, Zn $1.50/lb, Ag $11/oz)
After tax cash flow (millions $)		140	146	290	287	302	179	194	183	188	223
Less capital expenditure	(196)	(6)	(50)	(5)		(28)	(3)

Notes:

1.

The operating cost per ounce for gold is after taking silver production as a credit.

2.

The gold produced from the supergene and primary is taken as a byproduct credit to copper and zinc.

3.

The operating cost per pound for copper from the supergene is after taking silver and gold as credits.

4.

The operating cost per pound during the primary phase has not been presented in the table so as to avoid potential misinterpretation regarding allocations of credits.  Depending upon metal prices at the time there may be greater emphasis on zinc or copper credits. If copper, gold & silver were regarded as byproducts in the zinc phase, the operating cost of zinc would be $0.06 per pound (base case).

Environmental

The social and environmental impact assessment (SEIA), which is being carried out by AMEC Americas Limited, includes socially responsible consultative studies and activities which are compliant with the April 2006 IFC Performance Standards on Social and Environmental Sustainability. Progress details may be viewed on the Company’s web site: http://www.nevsun.com/socialresponsibility.html,

Government Support

The Government of Eritrea has been supportive to the Company in the advancement of this project. The Government is in the process of reviewing the feasibility study and has engaged its own independent engineer to assist. The Government has sought appropriate third party assistance for the preparation of a mining and stabilization agreement, including anticipated requirements of banks. The Company is in discussion with the Government regarding the terms of a mining and stabilization agreement.  The awarding of a mining license for Bisha requires the completion of both the feasibility and the Environmental and Social Impact Assessment.

The Minister of Energy and Mines of Eritrea, Mr. Tesfai Ghebreselassie, stated, “The Bisha Project Feasibility Study has been keenly awaited as an important step in the development of a major mine; one in which the Government of Eritrea has actively participated to demonstrate the desire of Eritrea to swiftly develop a significant mining industry.”

Finance and Timing

Endeavour Financial is advising the Company in the financing of the Bisha project. Following a site visit in March 2006 by representatives of several multilateral financial institutions, Endeavour engaged an independent technical consultant (ITC) to commence a third party due diligence on behalf of the interested financial institutions. The ITC reviewed the December 2005 Bisha Scoping Study, visited site in June 2006, and is now actively engaged in reviewing the feasibility study.

The Company anticipates completion of the mining agreement and the issue of a mining license in early 2007. This would permit targeting March 2007 for the completion of finance negotiations for the initial capital. Construction is expected to take slightly under two years, allowing commencement of production in Q1 2009.

Opportunities

As with most projects at the feasibility study stage, both risks and opportunities exist. Comments on the risks of the industry can be found below in our forward looking statement. Opportunities that could significantly enhance the project include:

(1)  expansion of mining to an underground operation as the Bisha deposit is open at depth;

(2)  metal prices - at current commodity prices, modeling of the known deposit, including inferred resources, demonstrates a potential additional 8 years mine life as a result of enlarging the pit and going to depth;

(3) development of additional deposits already identified through exploration (Harena and Northwest Zone);

(4) AMEC has identified additional indicated primary sulphide resources that have not been included in the estimate of reserves (which mostly lie within the waste envelop of the Bisha open pit). Approximately 4.7 million tonnes of 1.15% copper plus precious metal credits were identified after the start of the development of the mining study.  The Company has disclosed the above under news release dated January 10, 2006,

(5) a near surface hanging wall copper zone has been discovered at the western margin of the open pit, as defined by drill intersections of 2.11% Cu over 19.6 m and 2.64% Cu over 12.0 m. This zone may have the potential to be added to the overall resource in the future. The Company has disclosed this in its news release dated April 25, 2006.

Selected Quarterly Information

Selected consolidated financial information for the most recent eight quarters (Unaudited):

	2006 Q3	2006 Q2	2006 Q1	2005 Q4
(a) Revenue	$ 7,051,059	$ 5,945,387	$ -	$ -
(b) Net loss	$ (7,705,074)	$ (4,914,874)	$ (6,007,664)	$ (2,872,810)
(c) Per share loss	$ (0.07)	$ (0.05)	$ (0.06)	$ (0.03)
	2005 Q3	2005 Q2	2005 Q1	2004 Q4
(a) Revenue	$ -	$ -	$ -	$ -
(b) Net loss	$ (1,223,634)	$ (2,734,080)	$ (3,021,666)	$ (1,843,122)
(c) Per share loss	$ (0.01)	$ (0.04)	$ (0.04)	$ (0.02)

Results of Operations

The loss from operations for the quarter of $ 7,705,074 (2005 – $1,223,634) includes gold sales of $ 7,051,059 (2005 – nil), mining costs of $ 10,370,541 (2005 – nil), and exploration costs of $1,308,325 (2005 – $831,510).  It also includes non-cash charges for depreciation and amortization, $ 2,287,892 (2005 - $4,121) and for stock-based compensation, $ 401,228 (2005 – $299,393). Stripping costs, which are included in mine operating costs, are expensed to operations as a result of the Company adopting a new accounting standard.  Exploration costs are up from Q3 2005 due to the Company’s focus on the Bisha feasibility and environmental studies.   The Tabakoto mine went into commercial production on May 16, 2006; as a result, the Company is now depreciating its mining assets.  The charges for stock based compensation are high due to the assumptions required in the Black-Scholes valuation model, that are impacted by the Company’s stock price volatility over the past five years. Aside from the above noted factors, total remaining net costs for the quarter were higher than Q3 2005 by $294,755 principally due to increases in accounting and auditing ($72,222), remuneration ($53,999), a decrease in royalty income ($253,000) with an offset of a foreign exchange gain ($127,540).

Variations in the losses for the most recent eight quarters reflect the impact of a combination of four main factors; significant charges for mining costs, exploration expenses and stock-based compensation, as well to a lesser extent, variation in investment income:

(1) mine operating costs in Q3/2006 $ 10,370,541, Q2/2006 $5,773,324, Q1/2006 $3,555,217.  As discussed in note 2 to the quarterly financial statements, the Company has adopted a new accounting standard that has resulted in expensing stripping costs;

(2) exploration expenditures in Q3/2006 $ 1,308,325, Q2/2006 $1,315,736, Q1/2006 $1,732,169, Q4/2005 $2,096,150, Q3/2005 $831,510, Q2/2005 $2,251,697, Q1/2005 $2,190,671, Q4/2004 $1,400,979;

(3) stock-based compensation in Q3/2006 $ 401,228, Q2/2006 $419,734, Q1/2006 $309,122, Q4/2005 $510,118, Q3/2005 $299,393, Q2/2005 $268,094, Q1/2005 $466,565, Q4/2004 $552,516;

(4) investment income in Q3/2006 $ 74,431, Q2/2006 $91,437, Q1/2006 $166,457, Q4/2005 $191,450, Q3/2005 $89,529, Q2/2005 $84,216, Q1/2005 $44,692, Q4/2004 $374,642.

Liquidity and Capital Resources

The Company’s working capital at September 30, 2006 was $5.8 million (Dec 31/05 $22.5 million), including cash of $5 million (Dec 31/ 2005 – $24 million).  On October 31, 2006 the Company received approximately $25 million from a private placement financing, net of broker commissions and costs.  See the related news release dated October 31, 2006 for further details related to the terms of the financing.  The proceeds of the financing will be used for pre production capital for the Bisha project in Eritrea, its Tabakoto/Segala operations in Mali and for general corporate purposes.

With the funds raised from the financing the Company has sufficient capital for operating purposes and some near term predevelopment work for the Bisha project in Eritrea.  Additional development capital will be required for Bisha.

Contractual obligations:

Contractual Obligation	Total	1 year	2-3 years	4-5 years	Over 5 years
Long-Term Liabilities	3,777,903	-	-	3,777,903	-
Operations Purchase Obligations	32,525,000	6,850,000	14,900,000	10,250,000	525,000
Total Contractual Obligations	36,302,903	6,850,000	14,900,000	14,027,903	525,000

The long-term liabilities relate principally to estimated asset retirement obligations for the Tabakoto Mine. Purchase obligations mainly relate to minimum supply contracts for energy and fuel for the Tabakoto Mine.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company’s financial condition and results of operations is currently its cash and short-term investment portfolio. To minimize risk the funds are normally diversified by country, industry and entity, all managed by independent financial managers with ultimate oversight by the Company. Unrealized losses, measured on a portfolio basis, are recorded while unrealized gains are deferred until disposition. Foreign currency exposure is minimized by retaining all but a small portion of both the cash and investment portfolio in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on its property, plant and equipment, site reclamation and rehabilitation as well as the value assigned to stock-based compensation expense. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on the Company’s financial condition.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. Bearing these risks in mind, the Company has assumed recent world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on resource estimates on properties in Eritrea as well as reserve reports by independent engineers for the Mali properties. All of these assumptions are potentially subject to change, out of the Company’s control, however, such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site.  As a result the Company has recorded a liability for the fair value of the reclamation and closure costs it expects to incur.  The Company has estimated applicable inflation and credit-adjusted risk-free rates as well as expected reclamation and closure time frames.

Disclosure Controls and Procedures

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures for the period ended September 30, 2006.  Based on this evaluation, management concluded that the Company’s disclosure controls and procedures were effective at providing reasonable assurance that the year’s filings disclose all material information.

Changes in Accounting Policy

There have been no changes to accounting polices from those disclosed in the most recent annual audited financial statements, except those arising from the Company becoming an operating mining company. The Company has adopted policies for revenues, ore stockpile, work-in-process, and finished goods inventories and adopted a new accounting standard for stripping costs, all as more fully explained in note 2 of the September 30, 2006 interim financial statements.

“John A. Clarke”

John A. Clarke

President & CEO

November 10, 2006